Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: July 25, 2014

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

EVENT DATE/TIME: JULY 24, 2014/ 09:00PM GMT

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

CORPORATE PARTICIPANTS
Douglas DeLieto RF Micro Devices, Inc. - VP of IR
Bob Bruggeworth RF Micro Devices, Inc. - President and CEO
Dean Priddy RF Micro Devices, Inc. - CFO
Eric Creviston RF Micro Devices, Inc. - President of Cellular Products Group
Norm Hilgendorf RF Micro Devices, Inc. - President of Multimarket Products Group

CONFERENCE CALL PARTICIPANTS
Harsh Kumar Stephens Inc. - Analyst
Mike Burton Brean Capital, LLC - Analyst
Vivek Arya BofA Merrill Lynch - Analyst
Edward Snyder Charter Equity Research - Analyst
Steve Smigie Raymond James - Analyst
Anthony Stoss Craig-Hallum Capital Group - Analyst
Joanne Feeney ABR Investment Strategy - Analyst
Cody Acree Ascendiant Capital Markets LLC - Analyst
Quinn Bolton Needham & Company - Analyst
Tom Diffely D.A. Davidson & Co. - Analyst

PRESENTATION

Operator

Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to the RF Micro Devices quarter 1 2015 earnings conference call.
(Operator Instructions)
Now I'd like to introduce your host for today's call, Douglas DeLieto. Mr. DeLieto, you may begin.

Douglas DeLieto - RF Micro Devices, Inc. - VP of IR

Thanks very much, Greg. Hi everybody, and welcome to our conference call. At 4 PM today, we issued a press release. If anyone listening did not receive a copy of the release, please call Samantha Alphonso at the Financial Relations Board at 212-827-3746.

Sam will e-mail a copy to you and verify that your name is on our distribution list. In the meantime, the release is also available on our corporate website, www.RFMD.com under the heading Investors.

At this time, I want to remind our audience that this call will include forward-looking statements that involve risk factors that could cause actual results to differ materially from Management's current expectations. We encourage you to review the Safe Harbor statement contained in the earnings release published today as well as our most recent SEC filings for a complete description.

In today's release, and on today's call, we provide both GAAP and non-GAAP financial results. We provide this supplemental information to enable investors to perform additional comparisons of operating results and to analyze financial performance without the impact of certain non-cash expenses or unusual items that may obscure trends in our underlying performance.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

During our call, our comments and comparisons to income statement items will be based primarily on non-GAAP results. For a complete reconciliation of GAAP to non-GAAP financial measures, please refer to our earnings release issued earlier today available on our website, www.RFMD.com under Investors.

In February we announced a definitive merger agreement under which RF Micro Devices Inc. will combine with TriQuint Semiconductor Inc. in a merger of equals. On April 14, 2014, the new holding company currently named Rocky Holding Inc., filed a registration/joint proxy statement on form S-4 with the SEC.

The filing may be found through Edgar on the SEC's website which is located at www.SEC.gov under the Company name Rocky Holding, Inc. We urge you to read the registration/joint proxy statement and other documents filed with the SEC as they will contain important information about the transaction.

Now in fairness to all listeners, we ask that each participant please limit themselves to one question and a follow-up.

Sitting with me today are Bob Bruggeworth, President and CEO, and Dean Priddy, Chief Financial Officer. I'm also joined by Eric Creviston and Norm Hilgendorf who lead our Cellular Products group and Multimarket Product group respectively as well as other members RFMD's Management team.

And with that, I will hand the call over to Bob.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thank you, Doug. And welcome, everyone. We are very happy to report that RFMD delivered an exceptionally strong FY15 first quarter.

Quarterly revenue increased sequentially by 24% to $316 million, gross margin expanded sequentially by over 500 basis points to 47.1%, and earnings per share doubled sequentially to $0.24. Revenue, gross margin and earnings per share are all significantly above the guidance provided on April 29.

RFMD's execution to a financial model has produced a dramatic improvement in operating results. Gross margin has expanded year-over-year by 12 full percentage points, and operating margin has expanded year-over-year by more than 15 full percentage points. RFMD's financial performance reflects a number of factors including favorable market dynamics, crisp execution by the RFMD team and a broad slate of structural initiatives targeting growth, diversification and margin expansion.

RFMD is benefiting from multiple long-term secular trends that are in the early stages of adoption. They are supporting a wave of connectivity and interconnectivity that is playing out globally across a broad range of wireless air standards.

We are connecting in our homes, in the workplace, on our persons , in our cars, and up to the cloud and back. This is distinctly favoring RFMD in our ability to deliver highly integrated and highly specialized solutions that simplify design, reduce complexity and shrink product footprint. In doing so, we are accelerating the time-to-market of some of the world's most popular devices and delighting our customers.

RFMD is increasingly responsible for the link that connects the cloud with the underlying devices and networks enabling our connected world. RF is a critical building block enabling the Internet of Things, and this is growing our addressable content opportunities.

Looking first at handsets, half the world's handset shipping today average less than a dollar of RF content, and that's increasing to several dollars over a multi-year period as the demand for data requires incremental RF content. Whether you look at entry-level devices or flagship smartphones, the RF content is growing generation over generation across market segments and geographies.

That supporting growth for high-performance RF solutions that's well above the growth rate forecasted for handsets. In fact, we see nearly $1 billion of TAM growth in cellular RF this year and more than $1 billion of growth in the cellular RF industry next year. Compounding this, RFMD is enjoying broad-based design traction in new growth areas like antenna tuning, impedance tuning, diversity switches, power management circuits, highly integrated antenna switch modules, and RF Fusion.

We are very excited to bring to market RF Fusion, which is a highly integrated RF front-end solution containing the industry's leading components in one very small placement. We continue to expand our customer engagements on RF Fusion, and we plan to commence production later this year.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

The cellular industry is in the early stages of rolling out new technologies like envelope tracking, carrier aggregation and later, transmit MIMO. All of these expand our content and add complexity to the device, thereby increasing the demand for our highly integrated RF solutions. In the markets served by RFMD's multi market products group, the broadband connectivity is proliferating across tablets, PCs, PC peripherals, routers and access points, consumer devices, automotive, industrial home automation and medical applications.

We are expanding our product offerings and leveraging our leadership position across multiple long-range and short-range wireless standards to target incremental growth opportunities in these complementary markets. RFMD is also a beneficiary of rapid deployment of infrastructure, especially LTE infrastructure in China which continues to expand the demand for MPG's high-performance base station components.

So from a very high level, RFMD's FY15 is off to a very strong start. We are pleased with our financial performance in the June quarter and our outlook for the year anticipates revenue growth, industry-leading gross margin, operating leverage, significant earnings-per-share growth and strong free cash flow.

With that, I will turn the call over to Dean.

Dean Priddy - RF Micro Devices, Inc. - CFO

Thanks, Bob, and good afternoon, everyone. The June quarter was strong for RFMD with record revenue, record gross profit, and record earnings per share.

Revenue for the June quarter was up 24% sequentially to $316.3 million. CPG revenue was $261 million, and MPG revenue was $55 million. The revenue strength was broad-based and well diversified, and RFMD had two 10% customers.

Gross margin for the June quarter increased to 47.1%. That's up over 500 basis points sequentially and 12 points year-over-year.

Operating expenses were $70 million compared to $74 million last quarter, with G&A of $11 million, sales and marketing of $16.5 million, and research and development of $42.6 million. Operating income for the June quarter was $78.9 million, representing approximately 25% of sales. Non-GAAP taxes were approximately $7.7 million, and net income for the quarter was $71.3 million or $0.24 per diluted share based on 294.6 million shares.

Moving to the balance sheet. Cash, cash equivalents and short-term investments totaled approximately $196.6 million. RFMD repaid $87.5 million of convertible debt during the quarter and is now debt-free.

Cash flow from operations was $36.3 million, and free cash flow was $26.5 million . DSOs were 52.9 days, and RFMD's inventory balance was $142.9 million resulting in turns of 4.9. Net plant property and equipment was $196 million, and capital expenditures during the quarter were $9.8 million with depreciation of $11.8 million and intangible amortization of $7 million.

Before we go to the guidance section, I'd like to provide some additional color on our much improved financial outlook. With June gross margin above model and operating margin at model, you may be wondering what we anticipate going forward.

The topline trends have been well-established, and we believe we are in the early innings of strong revenue growth. We are delivering product leadership and revenue diversification. 2G revenue now accounts for less than 10% of CPG revenue, and 3G, 4G revenue continues to climb.

RFMD's comprehensive portfolio of industry-leading products includes all the necessary building blocks to satisfy the industry's most demanding specifications. We have streamlined our manufacturing footprint, and we are laser focused on achieving the lowest possible cost structure.

In short, we've seen expanding TAM coupled with much lower fixed costs and intense focus on all areas of product cost. We believe the stage is set for continued strong margin performance at or above model and significant leverage to the bottom line.

Now for the financial outlook and business commentary for the September quarter. RFMD expects quarterly revenue to increase to approximately $345 million. RFMD expects non GAAP gross margin to be approximately flat to up 25 basis points sequentially.

RFMD expects non-GAAP operating expenses to be approximately flat. RFMD expects a non-GAAP tax rate of approximately 10% to 15%, and RFMD expects non-GAAP earnings per share of approximately $0.27.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

With that, I will hand the call back to Bob for comments on our proposed combination with TriQuint, after which we will open the call for questions. Thank you.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thank you, Dean. We at RFMD have often said it's an exciting time to be at RF. Today we can say it's an even more exciting time to be creating a new leader in RF solutions, a leader with expertise and mobile device and complex infrastructure and global defense applications.

By combining two companies with highly complementary products and technologies, we are creating a leading market participant with significant revenue growth opportunities, excellent customer and product diversification, unmatched access to critical enabling technologies with broad manufacturing scale. We see NewCo unlocking significant shareholder value over multiple years in the form of cost, expense and revenue synergies.

Looking at our markets, we see increasing revenue opportunities in the deployment of new communication protocols in both handsets and in underlying networks that support them. This robust environment is increasingly favoring the RF suppliers that can meet our customers' and platform providers' most critical requirements relating to performance, cost, size and scale.

Our industry is early in the adoption of 4G LTE and 802.11ac and even earlier in the adoption of carrier aggregation and envelope tracking. The proliferation of these technologies will play out over many years followed by cellular transmit MIMO.

For NewCo, this means exciting growth opportunities. NewCo will combine the industry's most comprehensive product and technology portfolios with a relentless commitment to achieving the industry's lowest cost.

We will have multiple revenue tailwinds at our back, and the combined data benefit of best practices from both organizations. We will combine the scale advantages and intellectual capital of two large industry pioneers with the agility and first mover advantages of a recognized technology innovator.

As an update, RFMD announced on June 17 the expiration of the HSR Act waiting period satisfy one of the conditions required to complete the pending business combination with TriQuint. The business combination is still subject to approval by both TriQuint and RFMD shareholders, other required regulatory approvals and customary closing conditions.

We continue to anticipate a successful close later this year. In the meantime, our companies continue to collaborate to prepare for the integration. We are making tremendous progress, and we anticipate the successful close this calendar year.

With that, we will open the call to your questions.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question today comes from the line of Harsh Kumar with Stephens.

Harsh Kumar - Stephens Inc. - Analyst

First of all, congratulations Dean, Bob. Not only a tremendous growth job, but also just tremendous job on balancing growth with some exceptional profitability.

My first question on profitability is 500 something-odd basis points of gross margin improvement, I'm curious how much more do you see on the horizon just qualitatively, and then what do you think is the biggest driver? Is it revenue growth or is it something else that will drive profitability in the future?

Dean Priddy - RF Micro Devices, Inc. - CFO

Thanks Harsh. As you know, you never get to slide the ball in this business because you're only as good as your last quarter, but we see continued strength in our gross margin performance.

You really have to go back about five years to the turning point at RFMD when we began to shrink our manufacturing footprint. We shed the MBE facility, we sold the Fab in the UK, and we started talking about a lot of the cost savings initiatives that were best practices in the industry -- global RFQ, zero base analysis, shoot cost analysis and so forth.

And when we aggregate all those things, we took about $150 million out of our manufacturing cost. So just that momentum alone is taking us to roughly the margin level that you see today.

And you may ask -- well okay, what's next on the horizon. We haven't finished all the cost efforts. Those are still ongoing, and we continue to add items to the list.

But what's really important now is the proactive product portfolio management that is being done in the business units and also the design for cost efforts that's being done by the design engineering community. And I'm convinced that we will continue to be at, above our margin model for the remainder of this year. And let's see where things go from there because there's possibility for better performance than what we just posted.

Harsh Kumar - Stephens Inc. - Analyst

Hey, thanks Dean. And as my follow-up, let me ask you about China. There's a lot of chatter, and again, I don't know if it's correct or not, but there's a lot of chatter that maybe LTE phones aren't doing as well. I just wanted to ask you, there's some a number floating around $100 million LTE phone number. Do you have to have that number to hit your interval targets or your margin targets at all?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Harsh, this is Bob. Let me share with those on the phone what we are hearing. What we are hearing is we are seeing the migration of 2G, 3G phones to 4G phones.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

We are very early on in that adoption rate, very early in the process. And quite honestly our margin performance as Dean said is really been through a lot of great work by the organization of taking cost down, managing their product portfolios and designing products for cost. So what we see is great tailwinds in our industry coupled with a lot of great work that our team's doing to continue to drive our topline and bottom line in the future.

Harsh Kumar - Stephens Inc. - Analyst

Hey guys, thank you and congratulations on a tremendous job.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thanks, Harsh.

Operator

The next we will move to Mike Burton with Brean Capital.

Mike Burton - Brean Capital, LLC - Analyst

Hey guys, congratulations. Very impressive results and guidance. Just following up on that -- you spoke about the strength being pretty broad-based. I'm hoping you can help us understand how much of the sequential improvement you're expecting in September as related to the top-tier versus China and how big is China right now versus the tier 1s at this point?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Eric, would you like to talk a little bit about the growth you're seeing?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Sure. Even in June, we had actually some of the upside to what we guided was due to the high tier actually in LTE smartphones, and we think that's of course going to carry the day into September. We do expect China to be strong, but if you rank the growth drivers for CPG at least in September, the top two are going to be our top two customers with marquee flagship phone launches which typically come out in the fall, and then China will be there as well adding some of the growth.

Mike Burton - Brean Capital, LLC - Analyst

Okay, and then both Skyworks and TriQuint provided their insight into the December quarter. I know it's clearly too early to guide for it, but given some of the ramps you're hitting in your business right now, I was wondering if you could provide us some of your thoughts on how to think about the December quarter and seasonality for the industry.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

I'm not sure exactly what they said as far as seasonality goes into the December quarter, but it's currently our expectation from an industry's perspective, we do expect growth. So obviously as we plan to continue to grow as fast as the industry or faster than the industry, that's our expectation at this time.

Mike Burton - Brean Capital, LLC - Analyst

Great, thanks guys and congrats.

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Thank you.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thanks Mike.

Operator

And next from Bank of America Merrill Lynch, we will hear from Vivek Arya.

Vivek Arya - BofA Merrill Lynch - Analyst

Thanks for taking my question. Great job on delivering gross margins and I believe exceeding everyone's expectations. Probably your own expectations I would imagine.

The cost synergies that you had outlined, $150 million that RFMD and TriQuint have been getting together. Is that still incremental to what you're delivering right now, or do you think that some of those might've been pulled forward in the performance that you're showing, or are those still incremental to the model?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Vivek, this is Bob. I will take that. I believe last night our colleagues at TriQuint said we are absolutely committed once we bring together these two companies to achieving $150 million in synergies, but nothing has been brought forward. It will all be additive to the results that both of us will be putting up for the year.

Vivek Arya - BofA Merrill Lynch - Analyst

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Got it, that's very helpful, Bob. Second, you mentioned growth in both the high tier and in China. There is a concern that one of your larger Asian customers is not doing perhaps as well from a unit perspective.

And I'm wondering if you could give us a sense of what you're seeing there from a content perspective and how much of what you are hoping for growth in the back half is dependent on that customer? Or is it a more broad-based growth profile that you are seeing?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Don't like to comment on any one customer as you well know, but we are expecting growth in our top customers throughout the balance of the year. And it's really as much about the dollar content increases that we are seeing.

The major shift from 2G to 2G and 3G to 4G LTE driving a lot of content because we are going from dimes to dollars. That's really part of this, and the unit demand for this year in handsets can actually be flat in total units, but the RF content is going to be up significantly.

Vivek Arya - BofA Merrill Lynch - Analyst

Thank you.

Operator

Next is Edward Snyder with Charter Equity Research

Edward Snyder - Charter Equity Research - Analyst

Thanks a lot. Dean, 47% which is rather surprising to be frank given what we talked about last year. Remind us how long has your cost reduction program been in play, and is it fair to assume that for the gains in gross margin would be more mixed than cost reductions related from here on out?

And then Eric, can you give us a general idea of where your mix stands in terms of CPG SOI versus GaAs? And should we assume the margins on your ETP mix are somewhere between say your GaAs margin, your SOI switch margins?

Given they're silicon, probably not as lucrative as SOI. And sorry for all the questions, but can you remind us is the product qualified on more than one baseband at this point?

Dean Priddy - RF Micro Devices, Inc. - CFO

Ed, I will start with that and try to remember all the questions along the way. Actually the margin's not a surprise to us. I mentioned at a Stevens conference earlier this year that our margins were tracking ahead of what our guidance was. So we knew then that it was going to be a good quarter -- great quarter for margins.

And we've been talking now for two to three quarters that we fully expect RFMD to achieve industry-leading gross margin. So absolutely it's not a surprise internally because we've had this goal now for quite a while.

And a lot of the cost reduction efforts have contributed primarily to the margin improvement. Also some of the tough decisions on manufacturing footprint and also the flexible sourcing strategy that we have.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

And yes, the future definitely our product portfolio maintenance and management will play into the margin. But we are going to maintain that relentless focus on product cost.

I think you have to have that in order to continue to achieve industry-leading gross margins. And just a couple metrics here -- in the past five years, our depreciation as a percent of sales has gone from just under 10% down to about 4%.

So we are actively managing our capital base along with the product cost structure. And also likewise, when you look at our PP&E balance during that timeframe and how much revenue we can now achieve on such a lowered capital base for the Company, it’s a new day for us at RFMD.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Eric, do you want to address the questions about mix between SOI and GaAs?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Unfortunately I'm not able to break that out for you because more and more of our products contain both. As we move to higher levels of integration, we have many of our power products are gallium arsenide based but also have SOI switches embedded in them, and that trend is going to continue.

So I think SOI is a very important part of our portfolio. So question the differentiation we brought to SOI technology and commercializing that in the RF front and especially in switching and as you know in tuning has been phenomenal.

And it's driven a lot of our growth. Our gallium arsenide PAs are doing really well too, and more and more the trend is about putting those all together and adding filters as well into the complete footprint like RF Fusion.

We talk about each power management ICs, I'm not going to give you the specific gross margin. It's a good margin product that's accretive to our average. We do have it qualified on multiple base bands, and in fact we're ramping production today for multiple LTE-base bands that will be shipping in production in this fall.

Edward Snyder - Charter Equity Research - Analyst

Dean, one final one. Now that your margins are as strong as they are, and I imagine a lot of this additional gains will come from revenue growth, are you going to allow OpEx to start expanding to take advantage of what I imagine are innumerable opportunities for design? And what does that look like once you merge with TriQuint?

There's a number of opportunities you'd be facing when you have all the filters in house and all the stuff that you have, especially the integrated parts could be very significant. Should we expect OpEx to move a little bit up in off periods?

Dean Priddy - RF Micro Devices, Inc. - CFO

The two are completely independent. We're going to continue to push for margin strength, and we will continue to very tightly control operating expenses.

So I think what you see this quarter is probably what you can see through the balance of the calendar year. And as we merge with NewCo, we have a stated financial model of 45% gross margin and 20% operating expenses as a percent of sales.

We believe RFMD will be very near that if you take our $345 million guide and our operating expense. So for operating expenses, we will be very near that in the September quarter.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

As we become NewCo, we will be running ahead of that. However, we have pointed out significant synergies that are achievable at NewCo, some of which will be realized year one, some will be year two synergies. So our intent is to drive to a financial model both here at RFMD as you're seeing today and also as NewCo is formed.

Edward Snyder - Charter Equity Research - Analyst

And how long has the cost reduction program been in place, actually been implemented?

Dean Priddy - RF Micro Devices, Inc. - CFO

Like I said, it's been a journey where you start with some very tough decisions on manufacturing footprint. But the brunt of the $150 million or so has been over the past 15 months.

Edward Snyder - Charter Equity Research - Analyst

And final question, Eric, SOI wafers, it's pretty widely known there is very tight capacity issues right now. A lot of guys are waiting for SOI products. How many sources do you have for SOI, and how many are interchangeable at your largest customers so that you can switch between different vendors without having to recall?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Thanks for the opportunity. Our supply base has done a fantastic job of supporting us in the ramp in our business and SOI. For that I appreciate.

We do have multiple sources as you pointed out. We are able to qualify our products at multiple sources and ship them to multiple customers.

So the team has done a great job of qualifying this, our customers have done a great job. And I really do want to thank our supply base for allowing us to be able to grow and continue to grow our business going forward.

Operator

And next we will move to Steve Smigie with Raymond James

Steve Smigie - Raymond James - Analyst

Great thanks a lot guys and congratulations on really nice numbers particularly on the margin side. Just curious on the $150 million of synergies -- now that both you and TriQuint have had significant improvements already, are the things you are planning to get the synergies from the same thing or is it shifted?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

No change. No changes.

Steve Smigie - Raymond James - Analyst

Okay. We also saw last night with TriQuint they walked away from some revenue, and curious if you guys would potentially be walking away from enough revenue to that magnitude that it might influence the revenue relative to expectations over the next couple quarters?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

I can't comment specifically, but I believe some of that was their foundry business, but we're not walking away from any business. We've got a hungry group that is working to get as much business as they can.

Dean Priddy - RF Micro Devices, Inc. - CFO

I might point out that the margin structure on all of our products have improved because of the steps that we've taken across our supply chain and our manufacturing facilities. We've taken 40% or better out of the variable cost per wafer in our gallium arsenide facility.

So what might've been lower margin products to us two or three years ago are perfectly good margin products to us today. So we are open for additional business.

Steve Smigie - Raymond James - Analyst

Okay, last question to the $150 million, at this point what would you say is the top driver in terms of synergy you expect to get -- will have the biggest impact?

Dean Priddy - RF Micro Devices, Inc. - CFO

Well, in the COGS area, there's the assembly where RFMD currently does most of its assembly internal. And I think that's an opportunity for TriQuint since they do their assembly external, but we will be bringing as much of that in-house as quickly as possible.

Also on filters as we begin sourcing filters internally as opposed to externally, and there's always -- when we look at the manufacturing footprint we will be studying that hard and see what's optimal for NewCo. On the expense side, there are redundant positions, and you don't need two of this or two of that.

And so there will be some synergies related to redundancy, and there's also savings related in areas like insurance and audit fees and so forth. So we had specifically identified every synergy required to hit the $150 million, and we like to keep a little in reserve.

Steve Smigie - Raymond James - Analyst

Great. Thanks guys. Congratulations.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Thank you.

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Thanks, Steve.

Operator

From Craig Hallum, next we will hear from Anthony Stoss.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Hi guys. My congrats as well on the gross margin front, and I think in the last conference call you talked about the 75 active programs on gross margins. It sure looks like they were all hitting at the same time, so congrats there.

Two-parter. TriQuint talked about and raised their contribution margin last night from 50% to 55%. Love to hear where you think RFMD is at contribution margin right now.

And second part of my question is production capacity. Love to hear what you think you guys can get out of the plant now per quarter and also your Cap Ex plan. Thanks.

Dean Priddy - RF Micro Devices, Inc. - CFO

Yes, our contribution margin was abnormally high this quarter with a 5 point increase in gross margin quarter over quarter. As margins begin to stabilize, the contribution margin is probably somewhere in the 50%s, low 50% range. So it's not that dissimilar from what TriQuint said yesterday.

Regarding Cap Ex, we are targeting capital expenditures as primarily assembly and test, which is an extremely quick payback areas, and also some areas that we feel we are going to be able to put to work very, very quickly for NewCo. And I can't remember the third part of your question.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Your production capacity right now.

Dean Priddy - RF Micro Devices, Inc. - CFO

Production -- actually the utilization rate in our GaAs facility didn't change so much quarter over quarter. We can easily get out 30% to 40% more production out of that facility.

So again, we are able to achieve our margin targets without so much increases in utilization as there was pure cost reductions. So again, we can get quite a bit more going base revenue out of our existing bricks and mortar.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Anthony Stoss - Craig-Hallum Capital Group - Analyst

And then somebody asked, I'd love to hear your thoughts on your MPG group in terms of demand and what you're seeing on growth.

Norm Hilgendorf - RF Micro Devices, Inc. - President of Multimarket Products Group

Sure, this is Norm. MPG has been holding steady with a couple of key growth drivers last quarter. Wi-Fi is continued with strength. We had some growth last quarter and real strong backlog for this quarter as well.

And nice mix there as well as we've got renewed CBE strength. We are about 50-50 mix in our Wi-Fi business between mobile and non-mobile business. Good activity with our reference design partners, the chipsets with a lot of new reference design wins for both mobile and for enterprise equipment.

And our customer base in Wi-Fi is really nicely diversified as well. We were more concentrated a year ago, and now we have a nice healthy mix of customers throughout our Wi-Fi business.

In wireless infrastructure, I think it was the other market should really mention right now. We had a strong pickup last quarter on the back of the LTE buildouts in China, and that stayed strong for us.

I know there's been some noise about maybe some choppiness in some orders, but for us it's been staying steady. We didn't get too far ahead on inventory build with the customers, and the business is really rolling right along into the current quarter. And we expect this to play out over the next couple of years. There's a lot of equipment to build out there.

Anthony Stoss - Craig-Hallum Capital Group - Analyst

Great job guys, thanks.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thank you.

Dean Priddy - RF Micro Devices, Inc. - CFO

Thanks, Tony.

Operator

Joanne Feeney with ABR Investment Strategy has our next question.

Joanne Feeney - ABR Investment Strategy - Analyst

Yes, thanks guys and congrats again. I guess I'd love to get a bit more detail on the China foot. Last quarter I think you said that China was in the low 20% range of your mobile business. I'm wondering if it's still that way.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

And given your earlier comment about growth next quarter being -- or this quarter being driven primarily by your top two customers, where do you anticipate that settling? It seems likely to be shrinking over time. And I will do a follow-up after that, thanks.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Eric, would you like to take that as far as percent of the business and outlook for China?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

So China was certainly strong in the June quarter of course based on the rollout of 4G systems. And when we look at that China white box, it's still roughly that 20% range. There are a few of the top five China OEMs are really becoming much more like all the other global OEMs.

So we are doing very, very well with them as well. We were talking about Huawei, Lenovo, Coolpad, Xiaomi, OPPO, those guys, they're really becoming global top-tier smartphone OEMs. So were beginning to break them out separately basically, and as we go forward, we really want to continue to drive to where our split of our revenues aligns with their market share in the end markets.

It will depend of course if China continues to grow as a percentage of the total and those top-tier OEMs continue to grow share in the market, they will become bigger for us. But if not, then the top-two we have today will continue to be the top two, so it's -- I think we're very broad-based.

Our shares of each of these companies are roughly in line, are the same. And I think what's also really interesting with our business is we have a very broad portfolio of products, so we are not --as well.

Subject to shifts in architectures or platforms or tiers because we are generally represented across all the tiers, all the platforms and powers and player, switches, tuners, power management. So a broad portfolio, and that also helps us pretty much stay in balance in terms of just keeping our share of revenues aligned with the customers' end market share.

Joanne Feeney - ABR Investment Strategy - Analyst

That's very helpful, thanks. And then a question on visibility to the second-half -- TriQuint noted last night that they are very confident in their second-half builds, but they have some uncertainty about exactly the timing of when they will ship components to their lead customer. So I'm wondering if you could talk about what you're seeing from visibility over the next couple quarters, and it sounds like you're seeing strength a bit earlier than they are and perhaps you can explain why that might be the case?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

As far as visibility goes, I'd say it's pretty normal for what we typically see at this time of year. We've got the timing of some of marquee phones that are always taken off in the second part of the year, and from visibility perspective, we feel confident in what we've guided to and our outlook for the second half of the year. So we see things as normal.

Joanne Feeney - ABR Investment Strategy - Analyst

Okay that's helpful, thank you.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Thank you.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thanks JoAnne.

Operator

Next we will take Cody Acree with Ascendiant Capital.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

Thanks, guys, let me add my congrats. Norm had mentioned that infrastructure inventories look pretty comfortable. Maybe could you talk about your inventory visibility in the handset market in China?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

As far as handset inventory in China, what I think we've been seeing is -- what were hearing is we've got this massive shift from 2G, 3G to 4G. What we're looking at is a multiyear event that's going on, and for us it's going from dimes to dollars. Macro trends we're not hearing anything but pay attention, guys, this massive shift is going on and taking place, so please continue to support us.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

Bob, China is typically prone to some booms and busts of inventory around seasonal trends, seasonal builds, especially times when you're seeing subscriber growth like this. So I guess to what extent do you see this ability at your OEMs and can match that to sellthrough?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

As Eric pointed out, we're playing with the major players, and I think they've got good visibility. We see their production plans, we see what their sell-throughs are, we have meetings to talk about those things. I'd say our relationship would be no different than what we have with Samsung or other leading OEMs.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

And then there's been some speculation recently about maybe the Chinese government's getting a little tighter on regulatory approvals, may be a bit of protectionism in their own light. And I guess to what extent do you have any visibility or are you concerned about Chinese approval the merger?

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

No.

Dean Priddy - RF Micro Devices, Inc. - CFO

We continue to see this transaction between TriQuint and RFMD closing in the second half of this calendar year just as we originally released in the press release.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

We are moving right through the process right on schedule.

Cody Acree - Ascendiant Capital Markets LLC - Analyst

And then lastly for Eric -- on RF Fusion and thanks for the update, could you maybe go through and compare and contrast RF Fusion to what you're seeing out of SkyOne and RF360 and how your customers are receiving that and looking at the different options?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Sure. I think there's no question that the global trend is toward higher levels of integration. So you mentioned a couple other solutions that are out there. What we are really all trying to do is enable the proliferation of LTE and help our customers get to market quicker with better performing handsets that can match the global need of mobile data, and so we are integrated at a very high level.

What we are doing we believe differently is starting with best in class component technologies. We have to say part of the margin expansion we've seen to tie this all in is the fact that we have been ahead of trends in the industry. We've been investing for the leadership at the component level, and we've brought out very differentiated product solutions. And that also is contributing to what you're seeing in the financials today.

And taking those then, working with customers with our architects and systems engineers and advance packaging technology to really bring out the world's smallest and highest performance RF front-end for these exclusives, that's what we believe we have in RF Fusion. We weren't the first as we've said before, but we spent the time getting the component technologies perfected and now we're doing the integration level with about six customers now and multiple handsets that can usually be going to production soon.

Operator

Next we will move to Quinn Bolton with Needham and Company.

Quinn Bolton - Needham & Company - Analyst

Hey guys, let me add my congratulations on the strong performance. Eric, want to follow up on that RF Fusion question.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Can you give us some sense how many frequency bands are you typically supporting in RF Fusion? I'm sure you have a product family. But just try to get some sense of the dollar content you might be looking at with RF Fusion?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Typically what we're finding is the solution is well-suited to the mid tier. We have of course the 2G functionality in there, and between six and four bands of 3G 4G are generally included.

In some solutions we have the ability to tap out where we have all the power amplifiers internally but we can tap out for external filters to make them band specific. We are really seeing a lot of excitement with the customers at the things they can do with a very flexible scalable solution like this where the vast majority of their R&D is absorbed into this one single placement box, and they can still customize for different product and regionalization by adding different filters for example on the outside.

So it will vary. And we think in general it's a very highly compact solution that needs six to eight bands of 3G to 4G usually within the box.

Quinn Bolton - Needham & Company - Analyst

Okay, and then transmit MIMO was mentioned a couple times in the prepared script. When do you see transmit MIMO started to be deployed, and then I've got a couple quick questions for Dean.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

We are working with platform providers and a few lead customers to architect solutions and look at what the trade offs are going to be. It is a very challenging problem for the RF space which is fantastic for us.

We really like digging into these problems, and again, getting in front of them with the advanced technologies to help enable it. So to answer your question directly, I'd say 2017 is probably the time when you can begin to see commercialization of transmit MIMO.

Quinn Bolton - Needham & Company - Analyst

Great, and for Dean, it looks like the tax rate this quarter is somewhere in the range of 10% to 15%. Any change in your tax rate thinking going forward? I think it had typically been more in the 15% range. Just wondering if you guys have done things as part of the cost reduction efforts to lower the tax rate?

Dean Priddy - RF Micro Devices, Inc. - CFO

That's for the rest of the fiscal year, will see something in the range of 10% to 15%.

Quinn Bolton - Needham & Company - Analyst

Okay and beyond located the next year, that's a similar range or too early to call?

Dean Priddy - RF Micro Devices, Inc. - CFO

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Well, beyond then you're assuming that NewCo is in existence and as you know there's so many variables in play there. You may see the tax rate temporarily tick up just a bit, but we've got a lot of opportunity for some significant tax planning strategies. And I believe that our merger partner has done a very, very good job in the strategies already. So we fully intend to take advantage of that.

Quinn Bolton - Needham & Company - Analyst

Great, thank you.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thank you.

Operator

Next we will hear from Tom Diffely with DA Davidson.

Tom Diffely - D.A. Davidson & Co. - Analyst

Yes good afternoon. Obviously you guys have a very broad portfolio of products. I'm curious though, do you believe the switching is where you have the biggest competitive advantage where you might get the most growth on a relative basis going forward?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Actually I would say the most growth going forward is going to be leveraging all of them into one application. As we said, the opportunity for us is to take each of these differentiated component technologies and really create something very differentiated by putting them all together in unique ways for customers. I think that's really the key to the future growth.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay so from the competitive front, is there any certain areas where you see a lot less competition on a component basis it gives you more of a benefit when you move to a system, or is it really just the ability to have that complete system outperform your competitor's complete system that's the key?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

Really the fact that we're going to that complete system is a really key part of the competitive dynamic because very few companies can do that. Especially when we get to NewCo, we combine truly best in class filter technologies across all the different types, right?

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Saw and ball all within one house combined with the best in class switch technologies and power amplifyer technologies with the system's architects that we have in the packaging capability that we get from both companies. And you just get the point where there's very few people in the world that can do that.

Tom Diffely - D.A. Davidson & Co. - Analyst

Okay, thank you.

Operator

(Operator Instructions)
Well next we will take a follow-up question from Harsh Kumar with Stephens.

Harsh Kumar - Stephens Inc. - Analyst

Guys, I wanted to ask you a question that's not short-term or not about the numbers. Let's assume hypothetically you had a large competitor wanted to play in your space with lots of funds.

How hard, Eric or Bob, would it be for somebody to get in given that you have to have competency in switches, BAs, carrier reg, Wi-Fi? Is it just about the money or the funds or more is it so prohibitive now with all these complexities?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

I think Harsh in 2G, I would say the barrier was a lot lower, 3G maybe a little higher, 4G much higher. And now as we bring together as you pointed out all these different technologies and capabilities, it's one thing to have a discipline in one of them, but to bring them all together and really understand how to optimize performance and leverage the advantage of each one of these technologies is pretty complex and takes a lot of learning, and it takes a large number of people.

The good news for our industry is customers as Eric pointed out when he described the RF Fusion, it's not a one-size-fits-all. It has to be flexible and scalable, so you also need a large group of very experienced RF talent. And quite honestly in the world today, there is not a lot of RF experienced talent, and we've done a good job along with TriQuint in some of our other competitors of building up a strong team. And it takes a team, a large team to be able to enter this market.

We've seen several people over the years enter and exit the market, and very few of us have stayed there the whole time. But what it does take is the proper technologies, on the right road map with the right team and the right customer relationships to be successful.

Harsh Kumar - Stephens Inc. - Analyst

Bob, as a twist to that question, can I ask you if there was a third party that offered to buy a bunch of these products from you guys in the industry and put it together. Is there room for such guys, or will companies such as yourself and Skyworks win out or you can do this yourself?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Harsh, I don't know if I understood the question, but if you're asking would our industry allow margin stacking and getting between us and our customers, our current customer base, I'm not so sure that business model would actually work.

Harsh Kumar - Stephens Inc. - Analyst

Got it, I think you answered my question. Thanks, guy, congratulations again.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Thanks Harsh.

Operator

Next we will hear from Edward Snyder with Charter Equity Research.

Edward Snyder - Charter Equity Research - Analyst

Dean, the cost reduction program that I believe you led, right, is that still in full swing now, or have you got most of your margin thing's you're winding it down? I know you're concentrating on cost, but one of the questions is how much more can be squeezed out of that. Just idea of where that is in the arch of the curve.

And then Eric, on your ET program, you said you qualify with two base vendors. How do you expect to ship product for two vendors between now and the end of the year?

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

I can answer that second one very quickly -- yes.

Dean Priddy - RF Micro Devices, Inc. - CFO

And I can only say I was part of a great team, and the cost reduction efforts that touched so many organizations and is now offset touching the design engineering community and throughout the companies. So it's really been a companywide project. And you ask how far along are we, or what was a second part?

Edward Snyder - Charter Equity Research - Analyst

Second -- you've had such a big gain in the gross margin, and the program has been in swing for like you said 15 months, over a year. So the big question is how much more can possibly happen cost reductions given where you're at now.

And so I'm trying to get an idea of what you see in the arc of a curve. And obviously when you started out it was ahead of you, and now it would seem that most of it is behind you

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Eric Creviston - RF Micro Devices, Inc. - President of Cellular Products Group

A good percentage of the $150 million in cost reductions is factored in to the numbers now. Not all of it but a good percentage of it. But the second thing, Eric mentioned the product portfolio and what's going on there.

I don't think that's been fully baked into our performance going forward and all also I mentioned the design for cost. That's a huge element of sustainability of the margin profile going forward.

So we are continuously adding new projects to the cost reductions. I mean the list of 75 to 85 maybe little down now to 35 or 40, but, each month we continue to add projects to the list.

We see it as a never-ending journey of relentless pursuit of cost reductions and the intersection of product leadership. We think that's going to give RFMD the highest margin structure in the industry. And we will sustain that.

Edward Snyder - Charter Equity Research - Analyst

Final question, TriQuint said several times now including yesterday's call that customers have actually asked them to work closely with you on product development, and apparently if it's a customer request, it doesn't fall under the antitrust provisions. Has that started in earnest? Are you working --is it spread across all customers, is it only a couple of them, are they large or small, and has it started in earnest so that just maybe a little shorter time-to-market after the companies merged to get the products that are combining both of your suite of devices?

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

Ed, we have signed a three way NDAs before between our customers, TriQuint and ourself so that we can get our technology and product roadmaps aligned for our customers. As you just commented, it was at their request not ours.

I know a lot of people asked what was the customer reception like, and I'm talking leading tier 1 OEMs have asked us to work together with three way NDA's so they can take advantage of the bring together of the technologies and architectures that we bring together that Eric has already talked about. So it's being embraced very well by the industry.

Edward Snyder - Charter Equity Research - Analyst

Thanks.

Operator

Gentlemen, we have no further questions at this time. I will turn it back to you for any additional or closing remarks.

Bob Bruggeworth - RF Micro Devices, Inc. - President and CEO

We thank you for joining us tonight. RFMD is enjoying positive market dynamics creating sustainable long-term opportunities for revenue growth and diversification. We are positioned better than ever to translate our diversified growth into superior financial performance. Thanks again and good night.

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Operator

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Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

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RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations

JULY 24, 2014 / 09:00PM GMT, RFMD - Q1 2015 RF Micro Devices Inc Earnings Call

Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.